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                             July 21, 2021

       Orlando Zayas
       Chief Executive Officer
       Katapult Holdings, Inc.
       5204 Tennyson Parkway, Suite 500
       Plano, TX 75024

                                                        Re: Katapult Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 30, 2021
                                                            File No. 333-257583

       Dear Mr. Zayas:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1 filed on June 30, 2021

       General

   1. Please revise your registration statement to include the March 31, 2021 unaudited interim financial statements
for FinServ Acquisition Corp. or tell us why you believe they are not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Orlando Zayas
Katapult Holdings, Inc.
July 21, 2021
Page 2

       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if
you have questions.



FirstName LastNameOrlando Zayas                        Sincerely,
Comapany NameKatapult Holdings, Inc.
                                                       Division of Corporation
Finance
July 21, 2021 Page 2                                   Office of Trade &
Services
FirstName LastName